

September 22, 2011

Via E-mail
Kurt R. Harrington
Executive Vice President, Chief Financial Officer and Chief Accounting Officer
Arlington Asset Investment Corp.
1001 Nineteenth Street North
Arlington, VA  22209

>　**Re:**　**Arlington Asset Investment Corp.**
>　　　**Form 10-K for fiscal year ended December 31, 2010**
>　　　**Filed February 11, 2011**
>　　　**File No. 1-34374**

Dear Mr. Harrington:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31

Results of Operations, page 36

Comparison of years ended December 31, 2010 and 2009, page 36

1.　We note your tabular disclosure of components of net interest income from your MBS related portfolio, detailing the associated average balances and yield/cost components.  In future filings, please expand your disclosure to note the yield impacts for each material category of interest-earning assets, specifically separately detailing the impacts on your agency-MBS and the senior and re-REMIC securities' amounts within your private-label holdings.

Financial Statements of Arlington Asset Investment Corp.

Notes to Consolidated Financial Statements

Note 4. Financial Instruments, page F-16

2.      It appears that approximately 3.5% of the total unamortized discount on Re-REMIC securities has been designated as a credit reserve.  Given that the Re-REMIC securities are non-investment grade, explain to us how you determined that the portion of the discount allocated to credit reserves was adequate.


We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3438 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Robert F. Telewicz Jr.

Robert F. Telewicz Jr.
Senior Staff Accountant